UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Index
99.1	Press Release dated May 26, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: May 26, 2026	By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal & Regulatory and Corporate Secretary